UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

LOUD Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

545731101

(CUSIP Number)

Marc J. Leder

Rodger R. Krouse

Sun Capital Partners, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-
Douglas C. Gessner, Esq.

Carol Anne Huff, Esq.
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL  60601
(312) 861-2000

March 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 545731101

1.	Names of Reporting Persons Sun Mackie, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 545731101

1.	Names of Reporting Persons Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1.	Names of Reporting Persons Sun Capital Securities Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1.	Names of Reporting Persons Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 545731101

1.	Names of Reporting Persons Sun Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1.	Names of Reporting Persons Sun Capital Partners III QP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1.	Names of Reporting Persons Sun Capital Advisors III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1.	Names of Reporting Persons Sun Capital Partners III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 545731101

1.	Names of Reporting Persons Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 545731101

1.	Names of Reporting Persons Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,200,927 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,200,927 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,927 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 amends the Statement on Schedule 13D and Amendments Nos. 1, 2 and 3 thereto (the “Schedule 13D”) previously filed by Sun Mackie, LLC (“Sun Mackie”), Sun Capital Partners II, LP (“Sun Partners II LP”), Sun Capital Advisors II, LP (“Sun Advisors II”), Sun Capital Partners, LLC (“Sun Partners LLC”), Sun Capital Partners III, LP (“Sun Partners III LP”), Sun Capital Partners III QP, LP (“Sun Partners III QP LP”), Sun Capital Advisors II, LP (“Sun Advisors III”), Sun Capital Partners III, LLC (“Sun Partners III LLC”), Marc J. Leder (“Leder”), and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock (the “Common Stock”) of LOUD Technologies Inc. (the “Issuer”) as follows:

Item 1.                                 Security and Issuer.

The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.                                 Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 is hereby amended and supplemented by adding the following:

On March 18, 2008, the Issuer, as the Maker, together with Mackie Designs Inc., SIA Software Company Inc. and St. Louis Music, Inc., collectively as the Guarantors, issued a Convertible Senior Subordinated Secured Promissory Note (the “Convertible Note”) to Sun Mackie, as the Payee, in the principal amount of $7,500,000 (the “Principal Amount”).

On March 25, 2008, Sun Mackie exercised its stock purchase warrant (the “Warrant”), previously filed as Exhibit G hereto, which was scheduled to expire on March 31, 2008.  At an exercise price of $0.01 per share (the “Exercise Price”), Sun Mackie received 235,885 shares of Common Stock of the Issuer.

The Convertible Note and the exercise price for the Warrant were paid for using funds from the partners of one or more of the Reporting Persons.

Item 4.                                 Purpose of Transaction.

The response set forth in Item 4 is hereby amended and supplemented by adding the following:

On March 6, 2008, the Issuer and the other parties to that certain Financing Agreement dated March 30, 2007 (the “Financing Agreement”) by and among the Issuer and certain of its subsidiaries and affiliates, Ableco Finance LLC, as collateral agent for the lenders, the various lenders under that agreement, and GMAC

Commercial Finance LLC, as administrative agent for the lenders entered into Waiver and Amendment No. 3 the Financing Agreement (the “Amendment”) to modify certain definitions used in the Financing Agreement.  As of February 14, 2008, the Issuer determined that it had failed to meet the covenants in the Financing Agreement relating to its EBITDA targets, fixed charge coverage ratio, and consolidated leverage ratio for the period ended December 31, 2007.  The Amendment modified certain definitions used in the Financing Agreement and required the registrant to reduce the balance outstanding under the Financing Agreement by $7,500,000.

As a condition to entering into the Amendment, the Issuer’s lender requested that the Issuer seek $7,500,000 in financing.  Sun Mackie entered into the Convertible Note and Security Agreement with the Issuer in order to enable the Issuer to meet its lender’s financing request.

Item 5.                                 Interest in Securities of the Issuer.

The response set forth in Item 5 is hereby amended and supplemented by adding the following:

(a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 5,200,927 shares of common stock of the Issuer, or approximately 81.8% of the common stock outstanding (which percent is based on the number of shares outstanding of the Issuer as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q plus (i) the number of shares of Common Stock that were to the Reporting Persons’ knowledge issued upon the exercise of warrants since that date and (ii) 1,500,000 shares of Common Stock issuable upon conversion of the Convertible Note). This number is comprised of (a) 5,091,588 shares of common stock held directly by Sun Mackie (which includes 1,500,000 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note), (b) 36,101 shares of common stock held directly by Randolph Street Partners V (“RSP”), by virtue of voting covenants in the Stockholders Agreement, (c) 21,692 shares of common stock held directly by H.I.G. Sun Partners, Inc. (“HIG”), by virtue of voting covenants in the Stockholders Agreement and (d) 51,546 shares of common stock held directly by OCM Mezzanine Fund, L.P. (“OCM”), by virtue of voting covenants in the Stockholders Agreement.

(b) Each Reporting Person may be deemed to have shared voting power to vote or direct the vote of 5,200,927 shares of common stock of the Issuer. This number is comprised of (a) 5,091,588 shares of common stock held directly by Sun Mackie (which includes 1,500,000 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note), (b) 36,101 shares of common stock held directly by RSP, by virtue of voting covenants in the Stockholders Agreement, (c) 21,692 shares of common stock held directly by HIG, by virtue of voting covenants in the Stockholders Agreement and (d) 51,546 shares of common stock held directly by OCM, by virtue of voting covenants in the Stockholders Agreement.

(c) Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 5,091,588 shares of common stock of the Issuer. This number is comprised of 5,091,588 shares of common stock held directly by Sun Mackie (which includes 1,500,000 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note).  The Reporting Persons and RSP, HIG, and OCM may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the voting and transfer provisions contained in the Stockholders Agreement and the registration provisions contained in the Registration Agreement. The Reporting Persons expressly disclaim that they have agreed to act as a group with RSP, HIG, and OCM.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 is hereby amended and supplemented by adding the following:

On March 18, 2008, the Issuer, as the Maker, together with Mackie Designs Inc., SIA Software Company Inc. and St. Louis Music, Inc., collectively as the Guarantors, issued a Convertible Senior Subordinated Secured Promissory Note (the “Convertible Note”) to Sun Mackie, as the Payee, in the principal amount of $7,500,000 (the “Principal Amount”).

Interest on the Convertible Note will accrue on a quarterly basis at a rate of 15.25% per annum (calculated on the basis of a 360-day year comprised of 12 30-day months).  The Issuer will pay Sun Mackie all accrued and unpaid interest on the Interest Payment Dates (as defined in the Convertible Note) by increasing the Principal Amount by the amount of such accrued and unpaid interest.  In addition, the Issuer paid to Sun Mackie a transaction fee of $150,000.  The maturity date of the Convertible Note is June 29, 2012.

The Convertible Note will become exercisable upon shareholder approval of the issuance of shares upon conversion of the Convertible Note and of an amendment to the Issuer’s articles of incorporation authorizing an increase in the number of shares in an amount sufficient to permit conversion. Pursuant to the terms of the Convertible Note, such shareholder approval shall be requested at the Issuer’s next annual meeting, which shall be held no later than May 31, 2008.  Sun Mackie holds a sufficient number of shares of Common Stock to approve the conversion and the amendment to the Issuer’s articles of incorporation.  Upon such approval, Sun Mackie may convert all or any portion of the Principal Amount and all or any portion of the outstanding accrued and unpaid interest thereon into a number of shares of the Issuer determined by dividing the principal amount designated by Sun Mackie to be converted by the Conversion Price of $5.00, which price is subject to adjustments as more specifically set forth in the Convertible Note.

The foregoing description of the Convertible Note is qualified in its entirety by reference to the Convertible Note which is filed as Exhibit I, and incorporated herein by this reference.

In connection with the Convertible Note, the Issuer and the above-referenced Guarantors (collectively, the “Grantors”) entered into a Security Agreement with Sun Mackie, dated as of March 18, 2008 (the “Security Agreement”).  Pursuant to the Security Agreement, the Grantors granted Sun Mackie a security interest in all personal property of each Grantor (the “Security Interest”).  The Security Interest secures the payment and performance of the Issuer’s obligations under the Convertible Note.  The foregoing description of the Security Agreement is qualified in its entirety by reference to the Security Agreement which is filed as Exhibit J, and incorporated herein by this reference.

Item 7.                                 Materials to be Filed as Exhibits.

Exhibit A	Additional Information required by Item 2 of Schedule 13D*

Exhibit B	Joint Filing Agreement, dated February 21, 2003, by and among each of the Reporting Persons*

Exhibit C	Post-Closing Funding Agreement, dated February 21, 2003*

Exhibit D	Stockholders Agreement, dated February 21, 2003*

Exhibit E	Registration Agreement, dated February 21, 2003*

Exhibit F	Securities Purchase Agreement, dated March 31, 2003**

Exhibit G	Stock Purchase Warrant, dated March 31, 2003**

Exhibit H	Exchange Agreement, dated August 3, 2004***

Exhibit I	Convertible Senior Subordinated Secured Promissory Note, dated March 18, 2008****

Exhibit J	Security Agreement, dated March 18, 2008****

*Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on February 27, 2003.

**Previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 4, 2003.

***Previously filed as an exhibit to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 4, 2004.

****Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 26, 2008	Sun Mackie, LLC

		By :	/s/ Mark Hajduch
		Name :	Mark Hajduch
		Title :	Vice President

Sun Capital Partners II, LP

		By :	Sun Capital Advisors II, LP
		Its :	General Partner

		By :	Sun Capital Partners, LLC
		Its :	General Partner

		By :	/s/ Melissa Klafter
		Name :	Melissa Klafter
		Title :	Vice President

Sun Capital Advisors II, LP

		By :	Sun Capital Partners, LLC
		Its :	General Partner

		By :	/s/ Melissa Klafter
		Name :	Melissa Klafter
		Title :	Vice President

Sun Capital Partners, LLC

		By :	/s/ Melissa Klafter
		Name :	Melissa Klafter
		Title :	Vice President

Sun Capital Partners III, LP

By :	Sun Capital Advisors III, LP
Its :	General Partner

By :	Sun Capital Partners III, LLC
Its :	General Partner

By :	/s/ Melissa Klafter
Name :	Melissa Klafter
Title :	Vice President

Sun Capital Partners III QP, LP

By :	Sun Capital Advisors III, LP
Its :	General Partner

By :	Sun Capital Partners III, LLC
Its :	General Partner

By :	/s/ Melissa Klafter
Name :	Melissa Klafter
Title :	Vice President

Sun Capital Advisors III, LP

By :	Sun Capital Partners III, LLC
Its :	General Partner

By :	/s/ Melissa Klafter
Name :	Melissa Klafter
Title :	Vice President

Sun Capital Partners III, LLC

By :	/s/ Melissa Klafter
Name :	Melissa Klafter
Title :	Vice President

/s/ Rodger R. Krouse
Rodger R. Krouse

/s/ Marc J. Leder
Marc J. Leder